Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
Denison Mines Corp. Second Quarter 2010 Results
Telephone Conference to be held on August 6 at 10:00 am (EDT)
Toronto, ON — July 29, 2010 (TSX: DML; AMEX: DNN) Denison Mines Corp. (“Denison” or the “Company”) announces that the Company will hold a telephone conference with a webcast presentation at 10:00 am Eastern Daylight Time on Friday, August 6, 2010 to discuss financial results for the quarter ending June 30, 2010.
Please call in 5-10 minutes before the conference starts and stay on the line (an operator will be available to assist you). The Call in number is (416) 340 — 8061.
To view the live presentation, please log on at www.denisonmines.com 10 minutes prior to the call.
Approximately two hours after the call:
•	a replay of the telephone conference will be available at (416) 695 — 5800 and the passcode is 2383807; and
•	the presentation will be available at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For further information, please contact:

Ron Hochstein	(416) 979-1991 ext. 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 ext. 372
Executive Vice President & Chief Financial Officer